# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REVIVA PHARMACEUTICALS HOLDINGS, INC., CIK 0001742927
CUSIP: 76152G100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: Vedanta Management, L.P., 250 West 55th Street, Ste 13D, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0001493152-25-004530
Filed by CIK 0001015823
Persons authorized to receive notices and communications: Parag Saxena, Vedanta Management, L.P.,, 250 West 55th Street, Ste 13D, New York, New York (NY), 10019, 212-710-5220

## Reporting persons
- Vedanta Associates, L.P. (CIK 0001502222): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 3,408,401; sole dispositive power 0; shared dispositive power 3,408,401; aggregate amount beneficially owned 3,408,401 (4.8% of the class)
  Comment: See Item 5 for additional information.
- VEDANTA PARTNERS, LLC (CIK 0001502216): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,367,069; sole dispositive power 0; shared dispositive power 5,367,069; aggregate amount beneficially owned 5,367,069 (7.5% of the class)
  Comment: See Item 5 for additional information.
- Parag Saxena (CIK 0001015823): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: affiliate funds (AF), working capital (WC); sole voting power 892,737; shared voting power 5,376,169; sole dispositive power 892,737; shared dispositive power 5,367,069; aggregate amount beneficially owned 6,259,806 (8.7% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: REVIVA PHARMACEUTICALS HOLDINGS, INC.
Address of issuer's principal executive offices: Vedanta Management, L.P., 250 West 55th Street, Ste 13D, New York, New York (NY), 10019
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") filed on behalf of Parag Saxena, Vedanta Partners, LLC ("Vedanta Partners"), Vedanta Associates, L.P. ("Vedanta Associates" and collectively, the "Reporting Persons") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 4, 2018, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 on January 19, 2021, Amendment No. 4 on June 3, 2021, Amendment No. 5 on September 12, 2022, Amendment No. 6 on November 30, 2023, Amendment No. 7 on May 31, 2024, Amendment No. 8 on August 23, 2024 and Amendment No. 9 on January 31, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 10 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 10 are incorporated by reference into this Item 5. The percentages set forth in row 13 of each cover page are based on 68,003,613 outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the "Issuer"), as of July 1, 2025, as reported directly by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 10 is incorporated by reference.

The 3,408,401 shares of Common Stock reported as beneficially owned on this Amendment No. 10 by Vedanta Associates consist of the following: (i) 99,539 shares of Common Stock held directly, (ii) 399,000 shares of Common Stock held by Beta Operators Fund, L.P. ("Beta Operators"), (iii) 869,565 shares of Common Stock underlying warrants held by Beta Operators, (iv) 585,366 shares of Common Stock underlying warrants held by Vedanta R2 Partners, LP ("Vedanta R2"), (v) 869,565 shares of Common Stock underlying pre-funded warrants held by Beta Operators, and (vi) 585,366 shares of Common Stock underlying pre-funded warrants held by Vedanta R2. As a result, Vedanta Associates is deemed to beneficially own 4.8% of the outstanding shares of Common Stock of the Issuer as of July 1, 2025 (the "Filing Date"). The securities beneficially owned by Vedanta Associates excludes 299,250 shares of Common Stock issuable upon the exercise of 399,000 warrants held by Beta Operators which contain an issuance limitation that prohibits the holder from exercising the warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the warrants (the "Blocker").

The 5,367,069 shares of Common Stock reported as beneficially owned on this Amendment No. 10 by Vedanta Partners consist of the following: (i) 931,000 shares of Common Stock held by Vedanta Associates-R, L.P. ("Vedanta Associates-R"), (ii) 399,000 shares of Common Stock held by Beta Operators, (iii) 99,539 shares of Common Stock held by Vedanta Associates, (iv) 513,834 shares of Common Stock underlying warrants held by Vedanta Associates-R, (v) 869,565 shares of Common Stock underlying warrants held by Beta Operators, (vi) 585,366 shares of Common Stock underlying warrants held by Vedanta R2, (vii) 513,834 shares of Common Stock underlying pre-funded warrants held by Vedanta Associates-R, (vii) 869,565 shares of Common Stock underlying pre-funded warrants held by Beta Operators, and (viii) 585,366 shares of Common Stock underlying pre-funded warrants held by Vedanta R2. As a result, Vedanta Partners is deemed to beneficially own 7.5% of the outstanding shares of Common Stock of the Issuer as of the Filing Date.

The 6,269,806 shares of Common Stock reported as beneficially owned on this Amendment No. 10 by Mr. Saxena consist of the following: (i) 871,337 shares of Common Stock held directly, (ii) 931,000 shares of Common Stock held by Vedanta Associates-R, (iii) 399,000 shares of Common Stock held by Beta Operators, (iv) 99,539 shares of Common Stock held by Vedanta Associates, (v) 513,834 shares of Common Stock underlying warrants held by Vedanta Associates-R, (vi) 869,565 shares of Common Stock underlying warrants held by Beta Operators, (vii) 585,366 shares of Common Stock underlying warrants held by Vedanta R2, (viii) 513,834 shares of Common Stock underlying pre-funded warrants held by Vedanta Associates-R, (vii) 869,565 shares of Common Stock underlying pre-funded warrants held by Beta Operators, (ix) 585,366 shares of Common Stock underlying pre-funded warrants held by Vedanta R2, and (x) 21,400 underlying options that are fully vested as of the Filing Date. As a result, Mr. Saxena is deemed to beneficially own 8.7% of the outstanding shares of Common Stock of the Issuer as of the Filing Date. The securities beneficially owned by Mr. Saxena exclude 8,200 shares underlying options that are unvested as of 60 days of the Filing Date.

In accordance with Rule 13d-3, the beneficial ownership percentage for each Reporting Person assumes that the warrants and options that can be exercised within 60 days of the Filing Date, if any, held by such Reporting Person have been exercised, and that no other warrants or options have been exercised.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions during the past sixty (60) days from the date of this filing in any securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise reported herein, no person or entity other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Vedanta Associates ceased to be a beneficial holder of more than five percent of the Issuer's Common Stock on June 27, 2025.

## Signatures
- Vedanta Associates, L.P.: By: Vedanta Partners, LLC, the GP of Vedanta Associates, L.P. /s/ Parag Saxena, Parag Saxena/CEO of Vedanta Partners, LLC (07/01/2025)
- VEDANTA PARTNERS, LLC: /s/ Parag Saxena, Parag Saxena/CEO (07/01/2025)
- Parag Saxena: /s/ Parag Saxena, Parag Saxena/Individual (07/01/2025)